

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2018

Norman George
Chief Executive Officer, President, Director
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Houston, TX 77036

> **Re: SW Innovative Holdings, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed May 8, 2018**
> **File No. 024-10801**

Dear Mr. George:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our May 8, 2018 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Exhibit 4.1, page 1

1.   Refer to prior comment 1. Explain why your subscription agreement contains a notice to Florida residents given that you are only offering securities in New York.

Notes to Financial Results
Investment, page 32

2.   We note your response to prior comment 5. Please tell us how you determined that the value of the "agreement" with Troptions was insignificant in light of your previous

> disclosure that you received "$1,000,000 dollars' worth of Troptions." Additionally, tell us the current value of the Troptions and why you no longer include the Troptions on your balance sheet.

General

3. Refer to prior comment 6 and the instructions to the signatures section of Form 1-A. With respect to your signatures page, indicate who is signing in the capacity of the Company's principal executive officer, principal financial officer, and principal accounting officer.

4. Refer to prior comment 10 and General Instruction III to Form 1-A. Revise to properly incorporate by reference to other documents previously submitted or filed on EDGAR.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

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